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                                                                     Exhibit 5.1



                                 May 20, 1997



Board of Directors
Hollywood Park, Inc.
1050 South Prairie Avenue
Inglewood, CA 90301

Gentlemen:

     We have acted as counsel in connection with the preparation and filing of that certain Registration Statement on Form S-8 (the "Registration Statement") to be filed by you with the Securities and Exchange Commission in connection with the registration of (i) 900,000 shares of the Common Stock (the "Common Stock") of Hollywood Park, Inc., a Delaware corporation (the "Company"), issuable upon exercise of options granted pursuant to the Company's 1996 Stock Option Plan (the "1996 Plan") and (ii) 20,000 shares of the Common Stock of the Company issuable upon exercise of options to purchase an aggregate of 20,000 shares of Common Stock granted to certain directors of the Company (the "Director Options"). As such counsel, we have examined the 1996 Plan and the Director Options and the sale and issuance of the Common Stock pursuant thereto and such other matters and documents as we have deemed necessary or relevant as a basis for this opinion.

     Based on these examinations, it is our opinion that such Common Stock, when sold and issued in the manner referred to in the Registration Statement, the 1996 Plan and the Director Options, will be legally issued, fully paid and non-assessable.

     We consent to the use of this opinion as an exhibit to the Registration Statement and any amendment thereto. This opinion is furnished to you in connection with the registration of the above-described shares, is solely for your benefit and may not be relied upon by, nor copies delivered to, any other person or entity without our prior written consent.


                              Very truly yours,



                              /s/ Irell & Manella, LLP
                              ------------------------
                              IRELL & MANELLA, LLP